Filed Pursuant to Rule 433

Registration Statement No. 333-277044

Pricing Term Sheet

February 10, 2025

Union Pacific Corporation

$1,000,000,000 5.100% Notes due 2035 (the “2035 Notes”)

$1,000,000,000 5.600% Notes due 2054 (the “2054 Notes”)

Issuer:	Union Pacific Corporation

Expected Ratings (Moody’s / S&P / Fitch):	A3/A-/A-*

Principal Amount:	2035 Notes: $1,000,000,000 2054 Notes: $1,000,000,000

Trade Date:	February 10, 2025

Settlement Date:	February 13, 2025 (T+3)**

Maturity Date:	2035 Notes: February 20, 2035 2054 Notes: December 1, 2054

Interest Payment Dates:	2035 Notes: February 20 and August 20, commencing on August 20, 2025 2054 Notes: June 1 and December 1, commencing on December 1, 2025

Coupon:	2035 Notes: 5.100% 2054 Notes: 5.600%

Price to Public:	2035 Notes: 99.619% of Principal Amount, plus accrued interest from February 13, 2025, if any 2054 Notes: 99.921% of Principal Amount, plus accrued interest from February 13, 2025, if any

Yield to Maturity:	2035 Notes: 5.149% 2054 Notes: 5.603%

Benchmark Treasury:	2035 Notes: 4.250% UST due November 15, 2034 2054 Notes: 4.250% UST due August 15, 2054

Benchmark Treasury Price/Yield:	2035 Notes: 98-01+/ 4.499% 2054 Notes: 92-16+/ 4.723%

Spread to Benchmark Treasury:	2035 Notes: +65 basis points 2054 Notes: +88 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to November 20, 2034 for the 2035 Notes and June 1, 2054 for the 2054 Notes, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 10 basis points, in the case of the 2035 Notes and 15 basis points, in the case of the 2054 Notes, plus, in each case, accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after November 20, 2034 for the 2035 Notes, and June 1, 2054 for the 2054 Notes, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	2035 Notes: 907818 GG7 / US907818GG79 2054 Notes: 907818 GH5 / US907818GH52

Denominations:	$1,000 x $1,000

Concurrent Debt Offerings:	The Issuer is concurrently offering the 2035 Notes and the 2054 Notes.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

AmeriVet Securities, Inc.

BNY Mellon Capital Markets, LLC

Cabrera Capital Markets LLC

Loop Capital Markets LLC

Fifth Third Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that the 2035 Notes and the 2054 Notes (collectively, the “Notes”) will be delivered against payment therefor on or about February 13, 2025, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing or the next succeeding business day should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. (toll-free) at 1-800-831-9146, Morgan Stanley & Co. LLC (toll-free) at 1-866-718-1649 and Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements, and should be read in conjunction with, the Issuer’s preliminary prospectus supplement dated February 10, 2025 and the accompanying prospectus dated February 13, 2024 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.